Exhibit 14(a)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement/Prospectus, dated October 21, 2022, and included in this Registration Statement (Form N-14) of Oaktree Specialty Lending Corporation (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated November 15, 2021, with respect to the consolidated financial statements of Oaktree Specialty Lending Corporation and the effectiveness of internal control over financial reporting of Oaktree Specialty Lending Corporation included in the Annual Report (Form 10-K) for the year ended September 30, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA

October 21, 2022